UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QUAINT OAK BANCORP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
74732T 10 6
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74732T 10 6	Schedule 13G	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 88,219 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 88,219

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,219

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%

12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 74732T 10 6	Schedule 13G	Page 3 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Jeffrey Thorp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 88,219 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 88,219

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,219

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 74732T 10 6	Schedule 13G	Page 3 of 7

This statement is filed with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”) of Quaint Oak Bancorp, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2009 and amends and supplements the Schedule 13G originally filed on May 23, 2008 and Amendment No. 1 thereto filed on February 5, 2009 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 2. (a)	NAMES OF PERSONS FILING

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

(i)	Jeffrey Thorp IRA, HSBC Bank USA, N.A. as Custodian (the “HSBC IRA”); and
(ii)	Jeffrey Thorp.

(b)          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Each Reporting Person has a business address at 954 Third Avenue, No. 705, New York, New York 10022.

(c)	CITIZENSHIP

The HSBC IRA is an individual retirement account of Jeffrey Thorp with its custodian located in the State of New York.

Jeffrey Thorp is a citizen of the United States.

Item 4.	OWNERSHIP.

Collectively, the Reporting Persons beneficially own 88,219 shares of Common Stock representing 6.8% of the outstanding shares of Common Stock.

I.	HSBC IRA
a.	Amount beneficially owned: 88,219
b.

Percent of class: 6.8%. This percentage is based upon the 1,299,712 shares of Common Stock issued and outstanding as of November 3, 2009 as reported in the Company’s Form 10-Q (File No. 000-52694) filed with the Securities and Exchange Commission on November 12, 2009.

c.	Number of shares of Common Stock as to which such Reporting Person has:

CUSIP NO. 74732T 10 6	Schedule 13G	Page 4 of 7

i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 88,219 (See Note 1.)
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 88,219 (See Note 1.)
II.	Jeffrey Thorp
a.	Amount beneficially owned: 88,219
b.

Percent of class: 6.8%. This percentage is based upon the 1,299,712 shares of Common Stock issued and outstanding as of November 3, 2009 as reported in the Company’s Form 10-Q (File No. 000-52694) filed with the Securities and Exchange Commission on November 12, 2009.

c.	Number of shares of Common Stock as to which such Reporting Person has:
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 88,219 (See Note 1.)
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 88,219 (See Note 1.)

Note 1: Jeffrey Thorp is the controlling person of the HSBC IRA. As a result, Jeffrey Thorp may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock owned by the HSBC IRA.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74732T 10 6	Schedule 13G	Page 5 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as February 4, 2010

JEFFREY THORP IRA, HSBC BANK, USA, N.A. AS CUSTODIAN
By:	/s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Jeffrey Thorp
JEFFREY THORP

CUSIP NO. 74732T 10 6	Schedule 13G	Page 6 of 7

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 74732T 10 6	Schedule 13G	Page 7 of 7

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 4, 2010

JEFFREY THORP IRA, HSBC BANK, USA, N.A. AS CUSTODIAN
By:	/s/ Jeffrey Thorp
Jeffrey Thorp

/s/ Jeffrey Thorp
JEFFREY THORP